UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Techpoint, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	000-55843
(State or other jurisdiction of incorporation)	(Commission File Number)

2550 N. First Street #550, San Jose, CA	95131
(Address of principal executive offices)	(Zip code)

Fumihiro Kozato, President and Chief Executive Officer (408) 324-0588

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 – Conflict Minerals Disclosure

ITEM 1.01 – Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD is being filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934. A copy of Techpoint, Inc.’s Conflict Minerals Report (the “Conflict Minerals Report”) for the period from January 1, 2023 to December 31, 2023 is filed as Exhibit 1.01 to this Form SD and is also available on our website at: https://www.techpoint.co.jp/.

ITEM 1.02 – Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TECHPOINT, INC.

May 23, 2024	/s/ Fumihiro Kozato
Date	Fumihiro Kozato President and Chief Executive Officer